Exhibit 99.1

Press Release

CHC ANNOUNCES THIRD QUARTER RESULTS

Monday, March 13th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2006.

	Financial Highlights[3] (in millions of Canadian dollars, except per share amounts)
		Three Months Ended		Nine Months Ended
CHC Helicopter		January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Corporation	Revenue[1]	$257.5	$242.2	$760.9	$724.9
	Operating income	27.7	31.3	92.3	82.3
T 604.276.7500	Net earnings from continuing operations	24.0	15.2	83.8	36.6
F 604.232.8341	Net earnings from discontinued operations	-	7.6	-	7.2
	Net earnings	24.0	22.8	83.8	43.8
www.chc.ca
	Per share information[2]
	Diluted
	Weighted average number of shares	46.2	46.0	46.1	46.0
	Net earnings from continuing operations	$0.52	$0.33	$1.82	$0.80
	Net earnings from discontinued operations	-	0.17	-	0.16
	Net earnings	0.52	0.50	1.82	0.96

1    Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
2    Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.
3    CHC Composites Inc. has been reclassified from discontinued operations to continuing operations.

Highlights

Performance was strong in the third quarter, with increased flight hours and revenue in all operating segments excluding the negative impact of foreign exchange (“FX”). Segment EBITDAR also increased in all segments (excluding FX), despite increased expenditures related to future business activity, growth and restructuring costs and savings. Activities in the third quarter included recruitment, hiring and training of new employees; financing and deployment of new aircraft; advancement of additional deposits for new aircraft; investment in inventory and other activities related to future growth.

•	Revenue increased $34.5 million or 14% compared to the third quarter of last year, excluding the impact of FX.
•	Revenue, excluding FX, in all operating segments increased from the third quarter of last year.
•	Segment EBITDAR increased in Global Operations by 20% from the third quarter of last year, excluding FX.

•	Operating income for the third quarter was $27.7 million, an increase of $2.1 million (excluding FX) from the same period last year.
•
Net earnings from continuing operations for the third quarter were $24.0 million ($0.52 per share, diluted), an increase of $8.8 million from the third quarter of last year. Major items impacting current year third quarter earnings from continuing operations are (all amounts are pre-tax in millions, except per share amounts, which are after-tax):

a)	Operating costs and gains on sale of investments

•
Customer contract settlement payment and related costs of $1.6 million or $0.03 per share, diluted, for the failure to deliver a specified aircraft type due to the late delivery of the aircraft to the Company by the manufacturer.

•	Costs incurred of $3.2 million or $0.05 per share, diluted, in support of future growth including recruiting, relocation, training, marketing and aircraft deployment costs.
•	Segment support and general and administration cost savings of $2.6 million or $0.04 per share, diluted, due to current restructuring initiatives.
•
Excess and duplicate expenses including support, general and administrative and direct costs of $1.1 million or $0.02 per share, diluted, incurred during the restructuring process. It is expected that these costs will be reduced or eliminated throughout fiscal 2007 as the Company’s restructuring is completed.

•	Restructuring expenses of $3.7 million or $0.06 per share, diluted.
•	A gain of $15.7 million or $0.34 per share, diluted, from the sale of the Company’s interest in Inversiones Aereas S.L.

b)	Financing costs

•	Interest expense increases of $2.9 million or $0.05 per share, diluted, primarily as a result of higher debt levels related to investments in fleet and working capital, net of the benefit of FX.
•
The realization of $2.6 million or $0.04 per share, diluted, of foreign exchange losses previously deferred in the Company’s currency translation adjustment account recognized as a result of foreign currency denominated inter-company debt settled as part of the current restructuring initiatives.

•	Foreign exchange losses of $4.2 million or $0.07 per share, diluted on foreign currency denominated monetary items.

c)	FX impact

•
A negative FX impact on operating income of $5.6 million or $0.09 per share, diluted, due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries.

Subsequent to the quarter end:
•
The Company announced that its European Operations segment has been named, by the Irish Department of Transport, the ‘preferred bidder’ to continue to provide commercial search and rescue helicopter services from four bases in Ireland commencing July 1, 2007.

•
The Company has been awarded a contract renewal from Tullow Oil for the provision of one dedicated AgustaWestland AW139 helicopter from its base in North Denes, England, commencing in July 2006 for a minimum of three years.

•
The Company has agreed to terms for an operating lease facility with a major European bank to finance U.S. $150.0 million of helicopters over the next 12 months. This is in addition to the U.S. $90.0 million facility with another major European bank announced earlier this year. In addition to new aircraft deliveries, the Company has identified aircraft that it currently owns that will be leased under these facilities, which will result in significant net cash inflows for the Company in the fourth quarter of fiscal 2006 and in fiscal 2007.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s third quarter conference call and webcast will take place Tuesday, March 14, 2006 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21177849#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Jo Mark Zurel Senior Vice-President & Chief Financial Officer 604-279-2494	Rick Davis Vice-President, Financial Reporting 604-279-2471

Chris Flanagan Director of Communications 604-279-2493

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying factors assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable security laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three and Nine Months Ended January 31, 2006

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2005 as set forth in the Company’s Annual Report (the “2005 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 15 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at March 13, 2006.

Overview of Results

Performance was strong in the third quarter, with increased flight hours and revenue in all operating segments excluding the negative impact of foreign exchange (“FX”). Segment EBITDAR also increased in all segments (excluding FX), despite increased expenditures related to future business activity, growth and restructuring costs and savings. Activities in the third quarter included recruitment, hiring and training of new employees; financing and deployment of new aircraft; advancement of additional deposits for new aircraft; investment in inventory and other activities related to future growth.

Net earnings for the three months ended January 31, 2006 were $24.0 million ($0.52 per share, diluted) on revenue of $257.5 million as compared to $22.8 million ($0.50 per share, diluted) on revenue of $242.2 million for the same period last year.

Major items impacting the third quarter’s earnings included:

•	Increased revenue of $34.5 million offset by an unfavourable FX impact of $19.3 million, primarily from flying operations;

•	Restructuring expenses of $3.7 million;

•	A gain of $15.7 million from the sale of the Company’s interest in Inversiones Aereas S.L. (“Inaer”);

•
Foreign exchange losses, previously deferred in the Company’s currency translation adjustment account of $2.6 million, realized as a result of the settlement of inter-company debts, denominated in foreign currencies and designated as part of the Company’s net investments in self-sustaining foreign operations, related to current restructuring activities;

•	Foreign exchange losses of $4.2 million incurred on the translation of monetary items;

•	Costs incurred of $3.2 million in support of future growth, including recruiting, training, marketing and aircraft introduction costs;

•	Segment overhead cost savings of $2.6 million due to current restructuring initiatives; and

•	Increased interest expense of $2.9 million due to higher debt levels primarily to support the Company’s investment in its fleet and working capital.

Net earnings for the nine months ended January 31, 2006 were $83.8 million ($1.82 per share, diluted) on revenue of $760.9 million as compared to $43.8 million ($0.98 per share, diluted) on revenue of $724.9 million for the same period last year. The increase of $40.0 million was due primarily to the reasons noted above for the third quarter, a pre-tax gain of $21.8 million from the sale of CHL and other long-term investments and decreased tax expense related to a favourable $5.7 million tax asset adjustment in the current period compared to a $4.2 million unfavourable tax adjustment in the previous period, partially offset by decreased earnings of $7.2 million from discontinued operations from the previous fiscal year.

Significant Events

Current Restructuring and Related Activities

In the third quarter the Company expensed $3.7 million (after-tax $2.6 million) of restructuring costs primarily consisting of voluntary retirement and involuntary severance costs, professional and consulting fees. Restructuring costs of $3.9 million (after-tax $3.2 million) were expensed in the same period last year.

The Company expects to expense further restructuring costs of approximately $4.0 million in the remainder of the year. These remaining costs will consist primarily of planning and implementation of legal entity restructuring (including European ownership initiatives), global consolidation of logistics activities and information system (“IT”) consulting fees. The Company may incur additional expenses in relation to foreign exchange and derivative cancellation as a result of the restructuring.

In the third quarter the Company realized segment support and general and administration cost reductions of approximately $2.6 million (after-tax $2.0 million), or $6.2 million (after-tax $4.8 million) for the current fiscal year, relating directly to the current restructuring initiatives. The Company has reduced its workforce primarily in the U.K. and in the Netherlands. These reductions include substantial reductions from Schreiner, which is now consolidated into the Company’s new operating segments. The Company expects that these savings will continue to positively impact operating margins and net income progressively throughout the remainder of fiscal 2006 and beyond.

The Company has temporarily increased the number of employees and related support costs in some areas to manage the restructuring initiatives in progress and has also recruited and hired administrative and line personnel to develop the business and to support future growth. Global Operations continues to hire pilots and engineers to support future contracts. These new pilots and engineers have undergone extensive ground, simulator and flight training at a significant cost to the Company. During the three and nine months ended January 31, 2006, the Company expensed approximately $3.2 million (after-tax $2.5 million) and $8.8 million (after-tax $6.8 million), respectively, in costs to develop the business and prepare for future contracts and business growth. These costs include recruiting, training, marketing and aircraft introduction expenses. The Company also expects continued increased costs in relation to the development of standard IT applications, reporting and control processes.

Divestiture Activities

Inversiones Aereas S.L. (“Inaer”)

During the quarter the Company completed the sale of its 38% shareholdings in Inaer for gross proceeds of $39.6 million, which is comprised of $37.3 million in cash on closing and a deferred payment of approximately $2.3 million. The Company recorded a $15.7 million gain on this divestiture. The deferred payment is contingent on certain performance clauses specified in the sale agreement and has not been recognized. The deferred payment will be received by 2010 if all contingencies are removed. Equity earnings of Inaer were $2.9 million for the nine months ended January 31, 2006 compared to $3.0 million for the same period last year.

Acquisition Activities

During the second quarter the Company announced it was granted an irrevocable option to acquire an equity position in Brazilian Helicopter Services (“BHS”). The Company exercised its option on December 8, 2005, and closing is expected to take place by June 2006. BHS is one of the largest helicopter operators in the Brazilian offshore sector.

There are currently 50 aircraft operating in the Brazilian offshore market primarily for Petrobras, the state-owned oil company. Petrobras has announced its intention to replace a portion of its existing helicopter fleet with new aircraft in the coming year. The Company and BHS are optimistic of being awarded a considerable portion of the aircraft tendered by Petrobras in the fourth quarter of the current year.

Discontinued Operations

The Company did not receive an acceptable offer for CHC Composites Inc. (“Composites”) while this business was held for sale. As a result the Company has reclassified Composites to continuing operations in the Heli-One segment for the three and nine-month periods ended January 31, 2006 and 2005.

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 52% (2005 - 52%) of the Company's year-to-date flying revenue was derived from hourly charges and the remaining 48% (2005 - 48%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. The number of aircraft in Heli-One has increased due to the addition of leased aircraft in Brazil and idle Sikorsky S-61 aircraft no longer leased to European Operations.

	Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One
Q4-2004	15,405	22,451	37,856	110	83	13
Q1-2005	16,481	24,468	40,949	112	82	13
Q2-2005	16,364	24,028	40,392	114	80	13
Q3-2005	17,070	22,927	39,997	122	79	13
Q4-2005	16,778	22,183	38,961	121	81	13
Q1-2006	17,355	23,713	41,068	127	77	14
Q2-2006	18,143	25,968	44,111	128	71	27
Q3-2006	20,267	23,764	44,031	131	72	27

The following table provides year-to-date information on flying revenue mix by segment (without adjusting for the impact of FX) and in total by aircraft type for fiscal 2006 and 2005.
	Flying Revenue Mix[1] (in thousands of Canadian dollars)
	Nine Months Ended January 31, 2006					Nine Months Ended January 31, 2005
	Heavy	Medium	Light	Fixed wing	Total	Heavy	Medium	Light	Fixed wing	Total
Global Ops	$51,153	$151,870	$2,352	$23,159	$228,534	$48,093	$128,843	$2,598	$25,263	$204,797
European Ops	284,086	97,359	-	-	381,445	282,761	97,717	1,502	-	381,980
Total Flying
Revenue	$335,239	$249,229	$2,352	$23,159	$609,979	$330,854	$226,560	$4,100	$25,263	$586,777
Total %	55%	41%	0%	4%	100%	56%	39%	1%	4%	100%
1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

The following table provides year-to-date information on the hourly and fixed flying revenue by segment (without adjusting for the impact of FX) for fiscal 2006 and 2005.

	Flying Revenue[1] - Hourly vs. Fixed
	Nine Months Ended January 31
	(in thousands of Canadian dollars)
	Hourly		Fixed		Total
	2006	2005	2006	2005	2006	2005
Global Operations	$74,608	$62,157	$153,926	$142,640	$228,534	$204,797
European Operations	242,144	243,709	139,301	138,271	381,445	381,980
Total	$316,752	$305,866	$293,227	$280,911	$609,979	$586,777
% of Total	52%	52%	48%	48%	100%	100%
1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

The following table provides year-to-date information on segment flying revenue (without adjusting for the impact of FX) by industry sector for fiscal 2006 and 2005.

	Flying Revenue[1] - By Industry Sector Nine Months Ended January 31 (in thousands of Canadian dollars)
	Global Operations		European Operations		Total
	2006	2005	2006	2005	2006	2005
Oil & Gas	$180,575	$158,165	$353,678	$351,451	$534,253	$509,616
EMS/SAR[2]	38,190	37,305	24,745	22,728	62,935	60,033
Other	9,769	9,327	3,022	7,801	12,791	17,128
Total	$228,534	$204,797	$381,445	$381,980	$609,979	$586,777
1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
2 Emergency medical services and search and rescue services.

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. in the U.K. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport from fiscal 2002 to fiscal 2006.

Helicopter passenger activity this quarter has increased 19% from the same period in fiscal 2005. This 19% increase is greater than the flying hour increase experienced by the European Operations segment in the third quarter primarily due to the loss of the Talisman contract in the prior fiscal year. Flying hours have increased by 4% over the same quarter of the prior year in the European Operations segment despite reduced activity from expired contracts. This table also highlights the seasonality in activity levels from quarter to quarter.

	Aberdeen Airport - Helicopter Passengers
	Year Ended April 30
	2006	2005	2004	2003	2002
Q1	115,696	102,228	101,757	116,102	121,868
Q2	120,813	104,715	95,227	112,449	123,012
Q3	113,743	95,896	87,588	92,918	114,606
Q4		101,132	89,975	92,686	108,247
	350,252	403,971	374,547	414,155	467,733
Source: Aberdeen Airport Ltd.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

Comparative figures for the prior fiscal year have been restated to reflect the new operational structure as if certain lease, power by the hour (“PBH”) and associated transactions between the Company’s operating segments had occurred for that period as well. This restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been in effect on May 1, 2004. These restatements relate only to internal and eliminated transactions.

The following table provides third quarter and year-to-date external revenue, segment EBITDAR and operating income variance analysis between fiscal 2006 and 2005. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue[1] from External Customers - Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2005	$73,760	$131,950	$36,427	$100	N/A	$242,237
Foreign exchange impact[2]	(4,814)	(10,648)	(3,799)	(5)	N/A	(19,266)
Revenue increase (decrease)	18,568	4,718	11,246	(48)	N/A	34,484
Three months ended January 31, 2006	$87,514	$126,020	$43,874	$47	N/A	$257,455
Total revenue increase (decrease)	$13,754	$(5,930)	$7,447	N/A	N/A	$15,218
% increase (decrease)	18.6%	(4.5%)	20.4%	N/A	N/A	6.3%
% increase excluding FX	25.2%	3.6%	30.9%	N/A	N/A	14.2%

	Year-to-date
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2005	$216,876	$404,165	$103,651	$236	N/A	$724,928
Foreign exchange impact[2]	(19,429)	(31,322)	(9,251)	(10)	N/A	(60,012)
Revenue increase (decrease)	47,222	25,196	23,715	(109)	N/A	96,024
Nine months ended January 31, 2006	$244,669	$398,039	$118,115	$117	N/A	$760,940
Total revenue increase (decrease)	$27,793	$(6,126)	$14,464	N/A	N/A	$36,012
% increase (decrease)	12.8%	(1.5%)	14.0%	N/A	N/A	5.0%
% increase excluding FX	21.8%	6.2%	22.9%	N/A	N/A	13.2%
Segment EBITDAR[5] Variance Analysis(in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2005	$23,531	$27,240	$51,711	$(6,493)	$(38,984)	$57,005
Foreign exchange impact[2]	(1,682)	(2,976)	(2,998)	129	-	(7,527)
Segment EBITDAR increase (decrease)	4,772	447	2,609	854	(1,775)	6,907
Three months ended January 31, 2006	$26,621	$24,711	$51,322	$(5,510)	$(40,759)	$56,385
Segment EBITDAR margin[3]
- Last year	31.9%	20.6%	39.3%	N/A	N/A	23.5%
- This year	30.4%	19.6%	40.5%	N/A	N/A	21.9%
Total Segment EBITDAR increase (decrease)	$3,090	$(2,529)	$(389)	$983	$(1,775)	$(620)
% increase (decrease)	13.1%	(9.3%)	(0.8%)	15.1%	N/A	(1.1%)
% increase (decrease) excluding FX	20.3%	1.6%	5.0%	13.2%	N/A	12.1%

	Year-to-date
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2005[4]	$66,200	$85,826	$154,659	$(23,964)	$(114,043)	$168,678
Foreign exchange impact[2]	(6,286)	(8,498)	(2,607)	142	-	(17,249)
Segment EBITDAR increase (decrease)	11,009	4,517	6,243	5,912	(1,359)	26,322
Nine months ended January 31, 2006	$70,923	$81,845	$158,295	$(17,910)	$(115,402)	$177,751
Segment EBITDAR margin[3]
- Last year	30.5%	21.2%	40.1%	N/A	N/A	23.3%
- This year	29.0%	20.6%	41.1%	N/A	N/A	23.4%
Total Segment EBITDAR increase (decrease)	$4,723	$(3,981)	$3,636	$6,054	$(1,359)	$9,073
% increase (decrease)	7.1%	(4.6%)	2.4%	25.3%	N/A	5.4%
% increase (decrease) excluding FX	16.6%	5.3%	4.0%	24.7%	N/A	15.6%

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2005	$3,561	$2,318	$33,363	$(7,991)	N/A	$31,251
Foreign exchange impact[2]	(1,286)	(965)	(1,671)	(1,698)	N/A	(5,620)
Operating income increase (decrease)	786	2,480	(3,556)	2,394	N/A	2,104
Three months ended January 31, 2006	$3,061	$3,833	$28,136	$(7,295)	N/A	$27,735
Total operating income increase (decrease)	$(500)	$1,515	$(5,227)	$696	N/A	$(3,516)
% increase (decrease)	(14.0%)	65.4%	(15.7%)	8.7%	N/A	(11.3%)
% increase (decrease) excluding FX	22.1%	107.0%	(10.7%)	30.0%	N/A	6.7%

	Year-to-date
	Global Operations	European Operations	Heli-One[6]	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2005[4]	$9,259	$13,383	$89,379	$(29,705)	N/A	$82,316
Foreign exchange impact[2]	(4,992)	(5,747)	1,198	(1,547)	N/A	(11,088)
Operating income increase (decrease)	1,420	11,389	820	7,446	N/A	21,075
Nine months ended January 31, 2006	$5,687	$19,025	$91,397	$(23,806)	N/A	$92,303
Total operating income increase (decrease)	$(3,572)	$5,642	$2,018	$5,899	N/A	$9,987
% increase (decrease)	(38.6%)	42.2%	2.3%	19.9%	N/A	12.1%
% increase (decrease) excluding FX	15.3%	85.1%	0.9%	25.1%	N/A	25.6%
1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
2 Includes both translation and transaction FX impact (see discussion under Foreign Currency).
3 Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.
4 Comparative information has been reclassified to reflect an adjustment to management’s best estimate of the internal transactions between operating segments from the previously presented six months ended October 31, 2004.
5 See Note 4 to the unaudited consolidated interim financial statements to which this MD&A relates.
6 Composites has been reclassified from discontinued operations to continuing operations in the Heli-One segment.

Divisional Review

Global Operations

Global Operations’ third quarter performance was strong, with increases in revenue, EBITDAR, flight hours, fixed wing activity and aircraft deployed. With further growth anticipated largely as a result of increased activity from oil and gas customers, the segment increased its training and hiring activity for operations at bases around the world.

Revenue from the Global Operations segment for the three months ended January 31, 2006 was $87.5 million, an increase of $13.8 million from the same period last year. This increase was attributable to revenue growth of $18.6 million offset by a $4.8 million unfavourable FX impact. The revenue increase was primarily the result of increased flying revenue of $14.3 million (excluding FX) from new and expanded contracts in Turkey, Southeast Asia, the Ivory Coast, Canada and Azerbaijan in addition to ad hoc work in Africa and increased revenue of $2.0 million from fixed wing activity in Nigeria. For these reasons flying hours increased by 3,197 hours in the third quarter compared to the same period last year and by 2,124 hours compared to the second quarter of this year.

For the nine months ended January 31, 2006 revenue increased $27.8 million to $244.7 million. This increase reflects revenue growth of $47.2 million offset by an unfavourable FX impact of $19.4 million. On a year-to-date basis, flying activity increased by 5,850 hours. The increase in revenue was primarily attributable to the reasons noted above for the third quarter.

Segment EBITDAR for the three months ended January 31, 2006 was $26.6 million, an increase of $3.1 million from the same period last year. This increase was primarily attributable to a segment EBITDAR increase of $4.8 million earned on increased revenue offset by an unfavourable FX impact of $1.7 million. Global Operations’ segment EBITDAR has increased 13%, or 20% excluding FX, in line with revenue increases. Incremental costs of approximately $0.8 million were expensed in the third quarter for crew, training, employee relocation and recruiting in preparation for future contract start-ups. These costs will diminish as contracts commence and growth rates stabilize. As a result of carrying these extra costs, segment EBITDAR margins have declined slightly from the same period last year.

Segment EBITDAR for the nine months ended January 31, 2006 increased $4.7 million to $70.9 million. This increase was due to a segment EBITDAR increase of $11.0 million earned on increased revenue offset by an unfavourable FX impact of $6.3 million. Consistent with the third quarter, segment EBITDAR margins have declined slightly from the prior year due to carrying extra costs to support future growth.

Operating income for the three months ended January 31, 2006 was $3.1 million, a decrease of $0.5 million from the same period last year. This decrease reflects an unfavourable FX impact of $1.3 million partially offset by an increase in operating income of $0.8 million. This increase was due to an increase in segment EBITDAR partially offset by increased lease costs of $4.2 million. Lease costs have increased primarily due to the increase in the number of aircraft in the Global Operations segment from the third quarter of last year, which were somewhat offset by lower lease charges by Heli-One.

Operating income for the nine months ended January 31, 2006 was $5.7 million, an increase of $1.4 million offset by an unfavourable FX impact of $5.0 million. This increase was due to increased segment EBITDAR partially offset by increased lease charges of $8.3 million.

Growth in the Global Operations segment is expected to continue as new opportunities develop in Brazil and as additional fixed-wing aircraft are deployed in West Africa in the fourth quarter of fiscal 2006.

During the second quarter, Global Operations, through BHS, submitted a tender to Petrobras for a total of up to 22 new medium helicopters. The Company and BHS are optimistic of being awarded a considerable portion of this contract in the fourth quarter of the current fiscal year.

During the quarter, Global Operations announced a five-year contract renewal (plus two one-year options) with ConocoPhillips Australia Pty Ltd. for two Super Puma AS332 helicopters in Australia.

At January 31, 2006 there were 131 aircraft operating in this segment consisting of 20 heavy, 86 medium, seven light and 18 fixed-wing.

European Operations

European Operations’ performance was strong in the third quarter despite seasonal slowdown due to winter weather and the holiday season. European Operations improved efficiency, increasing total hours flown with fewer aircraft in the fleet compared to the same period last year. Increased flight hours were reported from virtually all customers in the North Sea from the same period last year. Revenue and EBITDAR also increased (excluding FX) from both oil and gas and search and rescue customers.

Revenue from the Company’s European Operations segment for the three months ended January 31, 2006 was $126.0 million, a decrease of $5.9 million from the same period last year. This change was attributable to an increase in revenue of $4.7 million offset by an unfavourable FX impact of $10.6 million. The revenue increase is primarily related to an increase in revenue from Norsk Hydro, Statoil, ConocoPhillips (U.K.), Marathon, Total and Nexen. Flying hours of 23,764 increased by 837 hours in the third quarter compared to the same period last year. Increased flying activity from various customers noted above more than offset the activity loss from the expiration of the Talisman contract which generated 1,144 flying hours in the third quarter of last year. As in prior years, European Operations flying hours decreased (by 2,204 hours) from the second quarter of this year due to the impact of winter weather and a slow down during the holiday season.

For the nine months ended January 31, 2006 revenue decreased $6.1 million to $398.0 million. This decrease was comprised of a revenue increase of $25.2 million offset by an unfavourable FX impact of $31.3 million. The increase in revenue was primarily attributable to the reasons noted above for the third quarter.

Segment EBITDAR for the three months ended January 31, 2006 was $24.7 million, a decrease of $2.5 million from the same period last year. This decrease was primarily attributable to an increase in segment EBITDAR of $0.4 million earned on the increase in flying revenue noted above offset by an unfavourable FX impact of $3.0 million. Incremental costs of approximately $1.1 million were expensed in the quarter to support future growth including recruiting, training and other business development activities. In addition, $1.6 million was expensed to settle a contract dispute due to the late delivery by the manufacturer of certain aircraft and costs related to performance issues on this aircraft type. These costs were offset by lower PBH rates of $1.9 million charged by Heli-One and segment EBITDAR earned on increased revenues. European Operations has increased flying hours with seven fewer aircraft than the same period last year. European Operations will continue to manage its current fleet efficiently by upgrading older aircraft on expiring contracts to new technically advanced aircraft to supply current and future contracts. Older Sikorsky S-61 aircraft have been returned to Heli-One and European Operations has replaced them with new technically advanced aircraft including the Sikorsky S-92 and AgustaWestland AW139.

For the nine months ended January 31, 2006, segment EBITDAR decreased by $4.0 million from the same period last year. This decrease reflects an increase in segment EBITDAR of $4.5 million, offset by an unfavourable FX impact of $8.5 million. The reasons for the year-to-date segment EBITDAR increase were consistent with those noted above for the third quarter.

Operating income for the three months ended January 31, 2006 was $3.8 million, an increase of $1.5 million from the same period last year, primarily due to decreased lease costs of $3.2 million, partially offset by an unfavourable FX impact of $1.0 million and increased segment EBITDAR. Lease costs have decreased due to reduced lease charges from Heli-One, the reassignment of aircraft to contracts in Global Operations and the return of idle Sikorsky S-61 aircraft to Heli-One.

Operating income for the nine months ended January 31, 2006 was $19.0 million, an increase of $5.6 million from the same period last year. This increase was primarily attributable to an $11.3 million increase due to the reasons noted above for the third quarter and was partially offset by an unfavourable FX impact of $5.7 million.

Subsequent to the quarter European Operations was named the ‘preferred bidder’ by the Irish Department of Transport to continue to provide commercial search and rescue helicopter services from four bases in Ireland from July 1, 2007.

At January 31, 2006 there were 72 aircraft operating in this segment, consisting of 46 heavy and 26 medium aircraft.

Heli-One

Heli-One increased revenue from third party customers during the quarter but experienced decreased revenue from internal customers due to reduced PBH and internal lease charges. Heli-One realized support and direct cost savings during the quarter and continued to expense activities associated with the building of new businesses and the expansion of the helicopter fleet and helicopter support services.

Revenue from external customers for the Heli-One segment for the three months ended January 31, 2006 was $43.9 million, an increase of $7.4 million from the third quarter of last year. The increase of $7.4 million was from revenue growth of $11.2 million partially offset by an unfavourable FX impact of $3.8 million. External revenues have increased due to new leasing and PBH contracts in Brazil and increased activity from external PBH customers. Internal revenues were $83.0 million, a decrease of $12.1 million from the third quarter of last year primarily due to lower lease charges, unfavourable FX and reduced PBH rates charged to internal customers. Internal lease charges were fixed at the beginning of fiscal 2006 in the flying division's functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $2.3 million for the quarter compared to the same period last year. In addition, internal revenues reflect reduced PBH rates of approximately $1.9 million from the Company's European Operations segment to reflect current and future efficiencies in Heli-One. Internal revenues are expected to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Revenue from external customers for the nine months ended January 31, 2006 was $118.1 million, an increase of $14.5 million from the same period last year. The increase is due to $23.7 million in revenue growth offset by an unfavourable FX impact of $9.3 million. The $23.7 million increase is primarily due to the reasons noted above.

Segment EBITDAR for the three months ended January 31, 2006 was $51.3 million, a decrease of $0.4 million from the third quarter of last year. This decrease was primarily attributable to an unfavourable FX impact of $3.0 million, lower internal lease charges of approximately $2.3 million, lower internal PBH rates of approximately $1.9 million, partially offset by direct cost savings of approximately $4.0 million from restructuring initiatives, from performing work in-house rather than through sub-contracting maintenance services to third parties and EBITDAR earned on increased external revenue. Heli-One also expensed approximately $1.4 million to increase business capacity. Efficiencies from inventory control, freight and just-in-time parts supply are expected from Heli-One’s Global Warehouse currently being developed in the Netherlands.

Segment EBITDAR for the nine months ended January 31, 2006 was $158.3 million, an increase of $3.6 million from the same period last year. This increase was primarily attributable to the reasons noted above for the third quarter and improvements in Composites, for which segment EBITDAR increased $4.4 million from the same period last year.

Operating income for the three months ended January 31, 2006 was $28.1 million, a decrease of $5.2 million from the same period last year. This decrease was primarily due to an unfavourable FX impact of $1.7 million, increased restructuring costs of $0.8 million, reduced gains on disposal of assets of $3.0 million offset by an increase in EBITDAR. External lease costs for the third quarter were lower than the same period last year due to a favourable FX impact and the amortization of deferred gains on sale leaseback transactions, partially offset by a larger fleet of aircraft and an increase in the interest component of lease costs. Restructuring costs have increased due to the reorganization of distribution operations in the Netherlands and other severance and termination costs.

Operating income for the nine months ended January 31, 2006 increased by $2.0 million to $91.4 million due to the fair value adjustment of Composites of $14.3 million recorded in the prior year and increased segment EBITDAR. These increases are partially offset by higher lease costs of $5.8 million, higher amortization of $2.6 million, increased restructuring costs of $4.5 million and lower gains on sale of assets of $3.0 million.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. Heli-One has committed to purchase 15 heavy and 44 medium aircraft, most of which are expected to be delivered by the end of fiscal 2008, and has options to purchase up to eight additional heavy and six additional medium aircraft over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities.

Corporate and Other

Corporate and Other segment EBITDAR costs of $5.5 million in the three months ended January 31, 2006 decreased $1.0 million from the same period last year. For the nine months ended January 31, 2006 costs were $17.9 million compared to $24.0 million from the same period last year. The primary reasons for these decreases were adjustments in claim reserves for various insured risks, reduced variable compensation costs and a reduction in Schreiner corporate office costs as a result of restructuring initiatives.

Financing Charges

Financing charges of $17.9 million were expensed in the third quarter, compared to $10.5 million expensed in the same period last year. The increase in the third quarter of $7.4 million relates primarily to:

•
A $2.9 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, other capital asset additions and working capital made in the last twelve months and a higher proportion of debt in senior subordinated notes at 7⅜% interest;

•	A $3.6 million increase in foreign exchange losses due to the revaluation of monetary assets and liabilities; and

•
$2.6 million of previously deferred foreign exchange losses in the Company’s currency translation adjustment account recognized as a result of the settlement of inter-company debt, denominated in foreign currencies and designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, resulting from restructuring activities currently in progress.

For the nine months ended January 31, 2006 financing charges were $41.3 million compared to $29.0 million for the same period last year.

Income Taxes

Income tax expense on earnings from continuing operations for the three and nine month periods ended January 31, 2006 was $1.5 million and $11.0 million, respectively, compared to $5.1 million and $20.7 million for the same periods last year. Included in the tax provision for the nine months ended January 31, 2006 were adjustments relating to reassessments of previously recorded future tax liabilities and assets, which reduced the Company's tax provision by $5.7 million. This compares to an increase in the income tax provision of $4.2 million in the prior year relating to an adjustment to future income tax assets required as a result of an income tax rate reduction in the Netherlands. The gain on the sale of the Company’s equity investment in Inaer is not taxable. The Company’s average effective tax rate, excluding tax associated with discontinued operations, gains on sale of investments, restructuring and debt settlement costs and the tax adjustments previously noted, for the nine months ended January 31, 2006 was 22.9% compared to 22.8% for the same period last year. Current restructuring initiatives are expected to reduce the Company’s future average effective tax rate and cash taxes paid.

Operating Activities

The Company generated $39.2 million of operating cash flow (before changes in non-cash working capital) in the three months ended January 31, 2006, a decrease of $5.4 million from the $44.6 million generated during the same period last year. The decrease was due primarily to a $8.8 million increase in net earnings from continuing operations, which was more than offset by a $12.9 million increase in non-cash gains on asset and long-term investment disposals.

The Company's investment in non-cash working capital during the third quarter increased to $39.1 million (2005 - $21.2 million), primarily due to:

•	A $11.1 million increase in accounts receivable from a single customer, $9.4 million of which was paid subsequent to the quarter end;
•	A $19.3 million net investment in inventory to reduce the Company’s reliance on third party vendors, develop its global warehouse, and support its expanding fleet of aircraft; and
•	A $9.0 million decrease in the interest accrual on the Company’s senior subordinate notes due to a semi-annual payment that was made on November 1, 2005.

Net operating cash flow for the quarter was $0.1 million, compared to $23.4 million for the third quarter of last year.

Financing Activities

During the quarter the Company’s total net debt increased by $37.2 million including favourable FX of $15.7 million.

Change in Total Net Debt Position[1] During Q3– 2006 (in millions of Canadian dollars)
Opening balance, October 31, 2005	$569.6
Increase in net debt	52.9
Foreign exchange	(15.7)
Ending balance, January 31, 2006	606.8
1 Net debt is comprised of total debt less cash and cash equivalents.

Financing activities generated cash of $33.7 million for the third quarter compared to $81.9 million for the third quarter of last year. Long-term debt proceeds exceeded repayments by $37.8 million in the three months ended January 31, 2006, compared to $87.1 million in the same period last year. During the third quarter the Company paid a quarterly dividend of $4.3 million, compared to a $3.2 million payment in the same period last year.

Subsequent to the quarter end, the Company agreed to terms for an operating lease facility with a major European bank to lease finance U.S. $150.0 million of helicopters. This facility provides the Company more operating flexibility than most previous leases, including the ability to move aircraft between countries within agreed limits.

During the third quarter the Company entered into sale-leaseback transactions on four aircraft under a separate U.S. $90.0 million lease facility.

In addition to new aircraft deliveries, the Company has identified aircraft that it currently owns that will be leased under these facilities, which will result in significant net cash inflows for the Company in the fourth quarter of this year and beyond.

At January 31, 2006, the Company had unused capacity under its credit facilities of $137.1 million (April 30, 2005 - $232.7 million) and cash and cash equivalents of $37.3 million (April 30, 2005 - $51.4 million), for a total of $174.4 million (April 30, 2005 - $284.1 million).

Investing Activities

Cash used in investing activities was $48.9 million for the third quarter compared to $93.1 million used in the third quarter of last year. Additions to property and equipment during the quarter totalled $67.1 million. This was comprised of (i) $55.6 million for the purchase of seven aircraft; (ii) $4.5 million for aircraft modifications; and (iii) $7.0 million related to buildings and other equipment. Aircraft expenditures consisted of combined aircraft purchases of $72.5 million less the application of deposits of $16.9 million. The Company advanced new aircraft deposits of $69.1 million during the third quarter on a variety of aircraft. Capital expenditures for helicopter major components and major inspections during the third quarter totalled $18.8 million and $5.1 million, respectively.

These expenditures were financed from net proceeds totalling $111.5 million on capital asset dispositions during the quarter, primarily from proceeds of $37.3 million received on the sale of Inaer and $67.3 million received on six sale-leaseback transactions.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2005 Annual Filings and as detailed in the Company’s 2005 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended January 31, 2006 was $19.3 million. This consisted of an unfavourable translation impact of $21.1 million and a $1.8 million favourable transaction impact.

The total unfavourable FX impact on revenue for the nine months ended January 31, 2006 was $60.0 million. This consisted of an unfavourable translation impact of $58.2 million and a $1.8 million unfavourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended January 31, 2006 was $5.6 million. This consisted of an unfavourable translation impact of $4.4 million and an unfavourable transaction impact of $1.2 million

The total unfavourable FX impact on operating income for the nine months ended January 31, 2006 was $11.1 million. This consisted of an unfavourable translation impact of $10.9 million and an unfavourable transaction impact of $0.2 million.

As at January 31, 2006, the Company’s total net debt was denominated (before currency swaps) in the following currencies:
		(Thousands)
Currency		Debt in Original Currency	Canadian Equivalent
Euro		€49,787	$69,234
Pound sterling		£8,623	17,571
U.S. dollar	U.S.	$452,750	517,901
Canadian dollar		$39,361	39,361
Cash and cash equivalents (various currencies)			(37,300)
Total Net Debt			$606,767

Of the U.S. $452.8 million of U.S. dollar denominated debt at January 31, 2006, U.S. $94 million, U.S. $30 million and U.S. $137 million were converted to £55 million, €25 million and NOK 856 million, respectively, through the use of currency swaps.

	Year-to-Date Average Foreign Exchange Rates
	January 31, 2006	January 31, 2005
USD – CAD	1.1979	1.2836
NOK – CAD	0.1836	0.1941
GBP – CAD	2.1364	2.3584
EUR – CAD	1.4545	1.6063

As the table above indicates, the Canadian dollar has strengthened significantly against all currencies listed.

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plans. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended January 31, 2006 the Company continued its designation of its U.S. $400 million 7⅜% senior subordinated notes and related forward foreign exchange contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands and Norway. The Company also has designated other pound sterling, euro and U.S. dollar denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

In addition, the Company has hedged its obligations under its stock appreciation rights plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price.

Fleet

At January 31, 2006 the Company’s fleet consisted of 156 owned aircraft and 74 aircraft under operating leases. 72 of these aircraft are deployed in European Operations with the remaining 158 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the third quarter of fiscal 2006:

Fleet Summary

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at October 31, 2005	78	121	10	17	226	158	68
Increases (decreases) during the period:
Purchase of AS332L1 off lease					-	1	(1)
Purchase of AS332L	2				2	2
Purchase of S76C+		1			1	1
Purchase of S-92	1				1	1
Sale of B412		(1)			(1)	(1)
Sale of SA365C2		(1)			(1)	(1)
Sale of S61N	(1)				(1)	(1)
Lease of B212		1			1		1
Lease of Boeing 737-300				1	1		1
Sale leaseback of S76C+					-	(3)	3
Purchase and sale leaseback of AW139		1			1		1
Sale leaseback of S-92					-	(1)	1
Fleet at January 31, 2006	80	122	10	18	230	156	74

Fleet deployment as at January 31, 2006

Global Operations	20	86	7	18	131	101	30
European Operations	46	26	-	-	72	32	40
Heli-One	14	10	3	-	27	23	4
	80	122	10	18	230	156	74
In addition to the above transactions, an AS332L2 aircraft that had been operating under lease was purchased then immediately sold and leased back from another lessor.

During the third quarter, the Company incurred aircraft operating lease and related costs of $15.9 million compared to $16.2 million in the same period last year. As at January 31, 2006, there were eleven more leased aircraft compared to the same period last year. Lease costs decreased due to the amortization of deferred gains recognized on sale-leaseback transactions and a favourable FX impact, offset by the cost to lease additional aircraft and an increase in the interest component of lease charges.

The Company has entered into operating leases with third-party lessors in respect of 74 aircraft included in the Company’s fleet at January 31, 2006. Sixty-two of these leases are long-term with expiry dates ranging from 2006 to 2013. The Company has an option to purchase these aircraft at market values or agreed amounts at the end of the majority of these long-term leases.

At January 31, 2006 the Company operated 20 aircraft under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2011.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the estimated fair market value of the aircraft leased from VIEs is $157.0 million as at January 31, 2006. The Company has provided junior loans and other loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and other loans receivable as a result of its involvement with the VIEs is $19.0 million as at January 31, 2006.

The future minimum lease payments required under aircraft operating leases are as follows (based on January 31, 2006 interest rates and FX rates):

2006	$15.3 million
2007	63.4 million
2008	57.0 million
2009	51.4 million
2010	44.1 million
And thereafter:	72.0 million
Total	$303.2 million

In addition to aircraft leases, the Company has approximately $4 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2005, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at January 31, 2006 was U.S. $553.3 million (CDN $632.9 million), exceeding its recorded net book value by approximately CDN $65.9 million (April 30, 2005 - $53.2 million). The increase in the appraisal surplus from April 30, 2005 is primarily attributable to the strengthening of the U.S. dollar, the currency in which appraisals are performed, against the functional currency of the Company’s foreign subsidiaries.

As at January 31, 2006 the Company had ordered and made deposits for a number of aircraft. At January 31, 2006, the Company had committed to purchase 15 heavy and 44 medium aircraft. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information” and “Flying Revenue and Hours”. The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at February 28, 2006 was as follows:

(000s)
Class A subordinate voting shares	36,851
Class B multiple voting shares	5,866
Ordinary shares	22,000
Stock Options	3,835

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at February 28, 2006 remained unchanged from January 31, 2006 as detailed in Note 9 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2005 Annual Filings remain unchanged at January 31, 2006.

Accounting Policies and Reclassifications

There have been no changes in accounting policies from the 2005 audited annual financial statements of the Company.

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $13.9 million and $41.4 million in the three and nine months ended January 31, 2005. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

Prior periods have also been restated to reclassify Composites as held for use from discontinued operations.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine month periods ended January 31, 2006 and 2005 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Revenues	$16,641	$11,276	$46,393	$37,989
Direct costs	$334	$193	$438	$718
Capital asset additions	$-	$1,105	$1,434	$6,605

	As at
	January 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$20,922	$15,044

2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million) and $0.6 million (2005 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the three and nine month periods ended January 31, 2006.

General Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense or direct costs and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease income tax expense, direct costs, the associated assets and liabilities and operating results.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings (loss) from continuing operations, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share, net earnings (loss) per share from continuing operations and net earnings (loss) per share for each of the eight most recent quarters.

Period	Revenue[1]	Net earnings (loss) from continuing operations	Net earnings (loss)	Total assets	Total long-term liabilities	Cash dividends per share declared	Net earnings (loss) per share from continuing operations		Net earnings (loss) per share
	(in millions of Canadian dollars)						Basic	Diluted	Basic	Diluted
Q4-2004	$223.8	25.5	25.4	1,534.9	814.3	-	0.61	0.56	0.61	0.56
Q1-2005	$240.9	22.6	22.3	1,520.7	824.0	-	0.54	0.49	0.53	0.49
Q2-2005	$241.9	(1.2)	(1.3)	1,534.2	846.7	0.30	(0.03)	(0.03)	(0.03)	(0.03)
Q3-2005	$242.2	15.2	22.8	1,644.7	915.0	-	0.36	0.33	0.55	0.50
Q4-2005	$242.2	15.7	18.8	1,743.2	942.0	-	0.37	0.34	0.44	0.41
Q1-2006	$247.3	18.3	18.3	1,702.8	972.8	-	0.44	0.40	0.44	0.40
Q2-2006	$256.1	41.5	41.5	1,706.3	936.2	0.40	0.99	0.91	0.99	0.91
Q3-2006	$257.5	24.0	24.0	1,712.5	940.9	-	0.57	0.52	0.57	0.52
[1]	Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions and the reclassification of Composites to continuing operations from discontinued operations.

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by unfavourable foreign exchange in the following amounts: Q1-$20.7 million, Q2-$20.0 million and Q3-$19.3 million.

Quarterly revenue, net earnings from continuing operations and net earnings (loss) in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	In Q2 of fiscal 2005, the Company incurred a tax asset reduction of $4.2 million relating to a tax rate change in the Netherlands, which increased income tax expense by the same amount in the period.

2.	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

3.
In Q3 of fiscal 2005 the Company recorded a net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was recorded in Q4 of fiscal 2005.

4.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

5.	In Q2 of fiscal 2006 the Company recorded adjustments of $5.8 million from the reassessment of future income tax liabilities and assets resulting in a decrease of income tax expense.

6.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

Summary Financial Data - U.S. Dollars

Certain summary financial data from the January 31, 2006 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at January 31, 2006 of $1.1439 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)
	Three Months Ended January 31, 2006	Nine Months Ended January 31, 2006	Year Ended April 30, 2005
Revenue[1]	$225.1	$665.2	$845.5
Operating income	24.2	80.7	96.9
Net earnings from continuing operations	21.0	73.3	45.7
Net earnings from discontinued operations	-	-	9.0
Net earnings	21.0	73.3	54.7

Per Share Information
Basic
Net earnings from continuing operations	$0.50	$1.75	$1.08
Net earnings from discontinued operations	-	-	0.22
Net earnings	0.50	1.75	1.30
Diluted
Net earnings from continuing operations	$0.45	$1.59	$0.99
Net earnings from discontinued operations	-	-	0.21
Net earnings	0.45	1.59	1.20
[1]	Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions and the reclassification of Composites to continuing operations from discontinued operations

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada
	As at
	January 31, 2006	April 30, 2005
Assets
Current assets
Cash and cash equivalents	$37,300	$51,391
Receivables	248,875	222,265
Future income tax assets	22,431	23,802
Inventory	220,966	223,317
Prepaid expenses	10,923	8,389
	540,495	529,164
Property and equipment, net	820,499	854,705
Investments	5,437	58,806
Intangible assets	5,021	6,499
Goodwill	7,802	8,861
Other assets	292,115	235,016
Future income tax assets	41,148	50,184
	$1,712,517	$1,743,235
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$194,696	$215,118
Deferred revenue and redelivery obligations	11,418	22,574
Dividends payable	12,816	6,404
Income taxes payable	16,463	23,628
Future income tax liabilities	1,827	705
Current portion of debt obligations	38,654	26,812
	275,874	295,241
Long-term debt	147,853	97,543
Senior subordinated notes	457,560	502,760
Other liabilities	152,549	146,000
Future income tax liabilities	182,894	195,692
Shareholders’ equity	495,787	505,999
	$1,712,517	$1,743,235
See accompanying notes
Guarantees (Note 13) and General tax contingencies (Note 14)

CHC Helicopter Corporation Consolidated Statements of Earnings Unaudited (in thousands of Canadian dollars, except per share amounts)
	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Revenue (Note 2)	$257,455	$242,237	$760,940	$724,928
Direct costs (Note 2)	(211,423)	(194,215)	(612,730)	(573,966)
General and administration costs	(5,557)	(7,248)	(18,086)	(26,300)
Amortization	(8,734))	(8,147)	(26,145)	(22,809)
Restructuring costs (Note 7)	(3,739)	(3,912)	(12,762)	(8,866)
(Loss) gain on disposal of assets	(267)	2,536	1,086	3,589
Fair value adjustment (Note 3)	-	-	-	(14,260)
Operating income	27,735	31,251	92,303	82,316
Debt settlement costs	-	(621)	-	(1,981)
Financing charges (Note 6)	(17,866)	(10,468)	(41,320)	(28,961)
Earnings from continuing operations before income taxes and undernoted items	9,869	20,162	50,983	51,374
Non-controlling interest	-	(185)	(66)	(167)
Gain on sale of long-term investments (Note 8)	15,721	-	37,558	-
Equity (losses) earnings of associated companies	(53)	262	6,355	6,129
Income tax provision	(1,538)	(5,058)	(11,047)	(20,740)
Net earnings from continuing operations	23,999	15,181	83,783	36,596
Net earnings from discontinued operations (Note 3)	-	7,607	-	7,197
Net earnings	$23,999	$22,788	$83,783	$43,793

Earnings per share (Note 10)

Net earnings from continuing operations	$0.57	$0.36	$2.00	$0.88
Net earnings from discontinued operations	-	0.19	-	0.17
Net earnings	0.57	0.55	2.00	1.05
Diluted
Net earnings from continuing operations	$0.52	$0.33	$1.82	$0.80
Net earnings from discontinued operations	-	0.17	-	0.16
Net earnings	0.52	0.50	1.82	0.96
See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)

	Nine Months Ended
	January 31, 2006	January 31, 2005
Retained earnings, beginning of period	$279,620	$229,866
Net earnings	83,783	43,793
Dividends	(17,083)	(12,805)
Retained earnings, end of period	346,320	260,854
Capital stock (Note 9)	239,997	239,360
Contributed surplus	4,054	3,291
Foreign currency translation adjustment	(94,584)	(26,012)
Total shareholders’ equity	$495,787	$477,493
Dividends declared per participating voting share	$0.40	$0.30
See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Operating activities
Net earnings from continuing operations	$23,999	$15,181	$83,783	$36,596
Non-operating items and items not involving cash:
Amortization	8,734	8,147	26,145	22,809
Amortization of major components recorded as a direct cost	16,749	16,175	47,527	53,633
Fair value adjustment	-	-	-	14,260
Gain on disposals of assets and long-term investments	(15,454)	(2,536)	(38,644)	(3,589)
Equity losses (earnings) of associated companies	53	(262)	(6,355)	(6,129)
Future income taxes	1,654	4,136	5,097	15,416
Defined benefit pension plans	3,931	3,298	16,198	10,088
Amortization of contract credits and deferred gains	(3,273)	(3,355)	(10,571)	(10,918)
Advance aircraft rentals	756	820	1,529	(5,815)
Other	2,075	3,039	5,709	2,150
	39,224	44,643	130,418	128,501
Change in non-cash working capital	(39,125)	(21,224)	(84,997)	(25,699)
Cash flow from operations	99	23,419	45,421	102,802
Financing activities
Long-term debt proceeds	214,745	100,369	464,536	184,822
Long-term debt repayments	(176,963)	(13,231)	(379,465)	(46,462)
Dividends paid	(4,267)	(3,199)	(10,670)	(8,394)
Capital stock issued	219	100	529	984
Deferred financing costs	-	(2,142)	-	(2,706)
Other	-	44	-	(1,819)
	33,734	81,941	74,930	126,425
Investing activities
Property and equipment additions	(67,084)	(48,318)	(143,213)	(168,183)
Helicopter major inspections	(5,106)	(4,627)	(10,085)	(11,928)
Helicopter components	(18,779)	(15,724)	(47,232)	(52,576)
Proceeds from disposal of assets and
long-term investments	111,460	6,806	233,688	77,974
Aircraft deposits	(69,130)	(23,747)	(151,589)	(57,438)
Restricted cash	(1,452)	(3,949)	(2,669)	(1,182)
Advances to potential subsidiary	-	-	(3,363)	-
Investments in subsidiaries, net of cash acquired	-	(3,011)	(1,123)	(17,984)
Other	1,168	(564)	1,239	(5,825)
	(48,923)	(93,134)	(124,347)	(237,142)
Effect of exchange rate changes on cash and cash equivalents	(3,375)	(196)	(10,095)	(3,292)
Cash provided by (used in) continuing operations	(18,465)	12,030	(14,091)	(11,207)
Cash provided by (used in) discontinued operations (Note 3)	-	9,259	-	11,856
Change in cash and cash equivalents during the period	(18,465)	21,289	(14,091)	649
Cash and cash equivalents, beginning of period	55,765	40,439	51,391	61,079
Cash and cash equivalents, end of period	$37,300	$61,728	$37,300	$61,728
See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 15. The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2005 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the nine months ended January 31, 2006 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are to the Company’s segmented reporting as a result of the current restructuring (Note 4), certain recovered costs as outlined in Note 2 below, and the reclassification of CHC Composites Inc. (“Composites”) to continuing operations outlined in Note 3.

2.	Reclassification

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $13.9 million and $41.4 million in the three and nine months ended January 31, 2005. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations

The Company did not receive an acceptable offer for Composites while this business was held for sale. As a result, the Company has reclassified Composites as continuing operations in the Heli-One segment for the three and nine month periods ended January 31, 2006 and 2005. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the prior fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income.

During fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net of tax gain on sale of $8.6 million. The operating results from these discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses included imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Revenue from discontinued operations	$-	$2,526	$-	$12,698
Earnings from discontinued operations before income taxes[1]	$-	$12,312	$-	$11,608
Net earnings from discontinued operations[1]	$-	$7,607	$-	$7,197
1 The three and nine-month periods ended January 31, 2005 included a gain on sale of discontinued operations of $12.2 million ($7.5 million net of tax).

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information

On May 1, 2005, as a result of a restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This new segment classification is representative of the Company’s current business strategy and reflects the Company’s revised internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Three Months Ended January 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$87,514	$126,020	$43,874	$47	$-	$257,455
Inter-segment revenues	(39)	5,947	82,951	-	(88,859)	-
Total revenue	87,475	131,967	126,825	47	(88,859)	257,455
Direct costs[1]	(60,854)	(107,256)	(75,503)	-	48,100	(195,513)
General and administration costs	-	-	-	(5,557)	-	(5,557)
Segment EBITDAR[2]	26,621	24,711	51,322	(5,510)	(40,759)	56,385
Aircraft lease and associated costs[1]
- Internal	(20,768)	(19,006)	(985)	-	40,759	-
- External	(1,395)	(368)	(14,147)	-	-	(15,910)
Segment EBITDA[3]	4,458	5,337	36,190	(5,510)	-	40,475
Amortization	(1,179)	(1,400)	(5,919)	(236)	-	(8,734)
Restructuring costs	(186)	(104)	(1,717)	(1,732)	-	(3,739)
Gain (loss) on disposal of assets	(32)	-	(418)	183	-	(267)
Operating income (loss)	$3,061	$3,833	$28,136	$(7,295)	$-	27,735
Financing charges						(17,866)
Earnings from continuing operations before income taxes and undernoted items						9,869
Gain on sale of long-term investments						15,721
Equity losses of associated companies						(53)
Income tax provision						(1,538)
Net earnings from continuing operations						23,999
Net earnings from discontinued operations						-
Net earnings						$23,999

	Three Months Ended January 31, 2005[8]
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$73,760	$131,950	$36,427	$100	$-	$242,237
Inter-segment revenues	-	2,893	95,068	655	(98,616)	-
Total revenue	73,760	134,843	131,495	755	(98,616)	242,237
Direct costs[1]	(50,229)	(107,603)	(79,784)	-	59,632	(177,984)
General and administration costs	-	-	-	(7,248)	-	(7,248)
Segment EBITDAR[2]	23,531	27,240	51,711	(6,493)	(38,984)	57,005
Aircraft lease and associated costs[1]
- Internal	(16,411)	(22,573)	-	-	38,984	-
- External	(1,600)	-	(14,631)	-	-	(16,231)
Segment EBITDA[3]	5,520	4,667	37,080	(6,493)	-	40,774
Amortization	(1,096)	(1,363)	(5,367)	(321)	-	(8,147)
Restructuring costs	(863)	(986)	(886)	(1,177)	-	(3,912)
Gain on disposal of assets	-	-	2,536	-	-	2,536
Operating income (loss)	$3,561	$2,318	$33,363	$(7,991)	$-	31,251
Debt settlement costs						(621)
Financing charges						(10,468)
Earnings from continuing operations before income taxes and undernoted items						20,162
Non-controlling interest						(185)
Equity earnings of associated companies						262
Income tax provision						(5,058)
Net earnings from continuing operations						15,181
Net earnings from discontinued operations						7,607
Net earnings						$22,788

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Nine Months Ended January 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$244,669	$398,039	$118,115	$117	$-	$760,940
Inter-segment revenues	267	10,435	266,670	59	(277,431)	-
Total revenue	244,936	408,474	384,785	176	(277,431)	760,940
Direct costs[1]	(174,013)	(326,629)	(226,490)	-	162,029	(565,103)
General and administration costs	-	-	-	(18,086)	-	(18,086)
Segment EBITDAR[2]	70,923	81,845	158,295	(17,910)	(115,402)	177,751
Aircraft lease and associated costs[1]
- Internal	(56,704)	(56,276)	(2,422)	-	115,402	-
- External	(4,686)	(780)	(42,161)	-	-	(47,627)
Segment EBITDA[3]	9,533	24,789	113,712	(17,910)	-	130,124
Amortization	(3,410)	(4,401)	(17,517)	(817)	-	(26,145)
Restructuring costs	(775)	(1,356)	(5,379)	(5,252)	-	(12,762)
Gain (loss) on disposal of assets	339	(7)	581	173	-	1,086
Operating income (loss)	$5,687	$19,025	$91,397	$(23,806)	$-	92,303
Financing charges						(41,320)
Earnings from continuing operations before income taxes and undernoted items						50,983
Non-controlling interest						(66)
Gain on sale of long-term investments						37,558
Equity earnings of associated companies						6,355
Income tax provision						(11,047)
Net earnings from continuing operations						83,783
Net earnings from discontinued operations						-
Net earnings						$83,783

	Nine Months Ended January 31, 2005[8,9]
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$216,876	$404,165	$103,651	$236	$-	$724,928
Inter-segment revenues	-	8,493	281,851	2,100	(292,444)	-
Total revenue	216,876	412,658	385,502	2,336	(292,444)	724,928
Direct costs[1]	(150,676)	(326,832)	(230,843)	-	178,401	(529,950)
General and administration costs	-	-	-	(26,300)	-	(26,300)
Segment EBITDAR[2]	66,200	85,826	154,659	(23,964)	(114,043)	168,678
Aircraft lease and associated costs[1]
- Internal	(47,812)	(66,231)	-	-	114,043	-
- External	(5,240)	-	(38,776)	-	-	(44,016)
Segment EBITDA[3]	13,148	19,595	115,883	(23,964)	-	124,662
Amortization	(2,794)	(4,152)	(14,927)	(936)	-	(22,809)
Restructuring costs	(1,095)	(2,060)	(906)	(4,805)	-	(8,866)
Gain on disposal of assets	-	-	3,589	-	-	3,589
Fair value adjustment (Note 3)	-	-	(14,260)	-		(14,260)
Operating income (loss)	$9,259	$13,383	$89,379	$(29,705)	$-	82,316
Debt settlement costs						(1,981)
Financing charges						(28,961)
Earnings from continuing operations before income taxes and undernoted items						51,374
Non-controlling interest						(167)
Equity earnings of associated companies						6,129
Income tax provision						(20,740)
Net earnings from continuing operations						36,596
Net earnings from discontinued operations						7,197
Net earnings						$43,793

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	January 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets -
Continuing operations	$182,511	$254,158	$1,156,719	$119,129	$1,712,517

	April 30, 2005
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets -
Continuing operations	$170,861	$280,970	$1,117,198	$174,206	$1,743,235

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the U.K., the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.
Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the U.K., and Canada, the survival suit and safety equipment supply and manufacturing businesses and CHC Composites Inc.

7.	Corporate and Other - includes corporate office costs in various jurisdictions.
8.
Comparative information has been reclassified to reflect the restatement described in Note 2 and the change in the Company’s operating segments. Comparative figures have also been restated to reflect segment results as if certain lease, power-by-the-hour and associated transactions between the Company’s segments had occurred for the comparative period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. These restatements relate only to internal and eliminated transactions.

9.
The nine months ended January 31, 2005 comparative information has been reclassified to reflect an adjustment to management’s best estimate of the internal transactions between the operating segments from those previously reported for the six months ended October 31, 2004.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Employee pension plans

The Company’s net defined benefit pension plan expense for the periods ended January 31, 2006 was as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Current service cost	$4,553	$5,053	$14,369	$14,654
Interest cost	6,922	7,186	21,741	21,776
Expected return on plan assets	(6,549)	(7,137)	(20,598)	(21,649)
Amortization of net actuarial and experience losses	2,499	1,955	7,796	6,009
Amortization of prior service costs	19	(65)	14	(323)
Amortization of transition amounts	12	(44)	36	200
Participation contributions	(588)	(915)	(2,086)	(2,787)
Total	$6,868	$6,033	$21,272	$17,880

6.	Financing charges

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Interest on debt obligations	$11,333	$8,392	$33,113	$24,165
Amortization of deferred financing costs	334	780	1,228	2,347
Foreign exchange losses	4,234	656	5,283	1,477
Release of currency translation adjustment[1]	2,612	-	2,612	-
Interest income	(1,415)	(91)	(2,622)	(660)
Other interest and expenses	768	731	1,706	1,632
Total	$17,866	$10,468	$41,320	$28,961

1    During the three months ended January 31, 2006, the Company settled $20.0 million of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Restructuring costs

During the three and nine months ended January 31, 2006, the Company expensed restructuring costs of $3.7 million (2005 - $3.9 million) and $12.8 million (2005 - $8.9 million), respectively in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs, professional and consulting fees. Of the $3.7 million and $12.8 million expensed in the three and nine-month periods ended January 31, 2006, $0.8 million and $5.4 million, respectively, relate to severance and termination costs.

Additional costs are expected to be expensed in future periods in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, and consulting. The timing and final amount of these additional costs are dependent on a number of factors that are not yet fully known or determinable.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three and nine months ended January 31, 2006:

	Three Months Ended January 31, 2006	Nine Months Ended January 31, 2006
Restructuring costs accrued, beginning of period	$8,119	$7,678
Expensed during the period	3,739	12,762
Restructuring costs paid during the period	(6,436)	(15,018)
Restructuring costs accrued, end of period	$5,422	$5,422

8.	Gain on sale of long-term investments

Gain on sale of long-term investments during the three months ended January 31, 2006 included a $15.7 million gain from the sale of the Company's interest in Inversiones Aereas S.L. The gain on sale of long-term investments for the nine months ended January 31, 2006 also included a $21.8 million gain from the sale of the Company’s interest in Canadian Helicopters Limited and other long-term investments.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Capital stock

Authorized:
Unlimited number of each of the following:
    First preferred shares, issuable in series
    Second preferred shares, issuable in series
    Class A subordinate voting shares, no par value
    Class B multiple voting shares, no par value
    Ordinary shares, no par value

	Number of Shares		Consideration
	000s		000s
	As at		As at
	January 31, 2006	April 30, 2005	January 31, 2006	April 30, 2005
Issued:
Class A subordinate voting shares	36,848	36,833	$223,068	$222,727
Class B multiple voting shares	5,866	5,866	18,431	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,502)	(1,689)
			$239,997	$239,469

Class A subordinate voting shares that would be issued upon conversion of the following:
Class B multiple voting shares	5,866	5,866
Share options	3,835	2,815
Convertible debt	1,379	1,379

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Per share information

	Three Months Ended January 31, 2006
				Weighted
				average
	Net earnings			number of	Net earnings per share
	Cont.	Disc..		shares	Cont.	Disc.
	ops.	ops	Total	(000s)	ops.	ops.	Total
	$23,999	$-	$23,999	42,707
Shares as security for Class A subordinate voting share employee purchase loans				(715)
Basic	23,999	-	23,999	41,992	$0.57	$-	$0.57
Effect of potentially dilutive securities:
Share options				2,091
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans				715
Diluted	$24,096	$-	$24,096	46,177	$0.52	$-	$0.52

	Three Months Ended January 31, 2005[1]
				Weighted
				average
	Net earnings			number of	Net earnings per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000s)	ops.	ops.	Total
	$15,181	$7,607	$22,788	42,688
Shares as security for Class A subordinate voting share employee purchase loans				(736)
Basic	15,181	7,607	22,788	41,952	$0.36	$0.19	$0.55
Effect of potentially dilutive securities:
Share options				1,942
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans				736
Diluted	$15,278	$7,607	$22,885	46,009	$0.33	$0.17	$0.50
1 Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Per share information (cont’d)

	Nine Months Ended January 31, 2006
				Weighted
				average
	Net earnings			number of	Net earnings (loss) per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000s)	ops.	ops.	Total
	$83,783	$-	$83,783	42,704
Shares as security for Class A subordinate voting share employee purchase loans				(717)
Basic	83,783	-	83,783	41,987	$2.00	$-	$2.00
Effect of potentially dilutive securities:
Share options				2,050
Convertible debt	290	-	290	1,379
Shares as security for Class A subordinate voting share employee purchase loans				717
Diluted	$84,073	$-	$84,073	46,133	$1.82	$-	$1.82

	Nine Months Ended January 31, 2005[1]
				Weighted
				average
	Net earnings			number of	Net earnings (loss) per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000s)	ops.	ops.	Total
	$36,596	$7,197	$43,793	42,668
Shares as security for Class A subordinate voting share employee purchase loans				(736)
Basic	36,596	7,197	43,793	41,932	$0.88	$0.17	$1.05
Effect of potentially dilutive securities:
Share options				1,906
Convertible debt	290	-	290	1,379
Shares as security for Class A subordinate voting share employee purchase loans				736
Diluted	$36,886	$7,197	$44,083	45,953	$0.80	$0.16	$0.96
1 Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

There were 22 million ordinary shares outstanding at January 31, 2006 and at April 30, 2005, all of which are owned by the Company’s majority shareholder. The payment of dividends on these ordinary shares requires minority shareholder approval, which has never been requested or granted. The shares have no conversion rights. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Related party transactions

a)       In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) and, as well, parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine-month periods ended January 31, 2006 and 2005 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Revenues	$16,641	$11,276	$46,393	$37,989
Direct costs	$334	$193	$438	$718
Capital asset additions	$-	$1,105	$1,434	$6,605

	As at
	January 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$20,922	$15,044

b)       During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million) and $0.6 million (2005 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the three and nine months ended January 31, 2006.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Supplementary cash flow information

Cash interest paid and cash taxes paid were as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Cash interest paid	$19,303	$14,676	$37,175	$20,350
Cash taxes paid	$3,146	$3,920	$6,710	$9,290

13.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, loans receivable and deferred payments was approximately $52.9 million at January 31, 2006 compared to $51.9 million at April 30, 2005. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense or direct costs and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease income tax expense, direct costs, the associated assets and liabilities and operating results.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
Net earnings according to Canadian GAAP	$23,999	$22,788	$83,783	$43,793
Pre-operating expenses	941	(1,127)	2,745	(2,187)
Tax impact of pre-operating expenses	(279)	309	(886)	817
Unrealized gain (loss) on ineffective hedges	12,357	(8,424)	49,633	4,089
Tax impact of unrealized gain on ineffective hedges	(1,725)	1,226	(8,590)	(924)
Amortization of guarantees recognized	(504)	(23)	(3,157)	99
Tax impact of amortization of guarantees recognized	147	6	981	(28)
Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment	2,612	-	2,612	-
Tax impact of CTA loss	(891)	-	(891)	-
Change in tax rate not substantilally enacted	-	(4,200)	-	-
Other, net of tax	70	86	203	85
Net earnings according to U.S. GAAP	36,727	10,641	126,433	45,744
Other comprehensive earnings
Foreign currency translation	(27,706)	22,703	(117,029)	(16,236)
Minimum pension liability	18,835	261	34,733	9,133
Tax impact of minimum pension liability	(5,755)	(81)	(10,612)	(3,152)
Foreign currency cash flow hedges	1,283	(3,393)	4,152	7,492
Tax impact of foreign currency cash flow hedges	(469)	1,215	(1,517)	(2,508)
Unrealized gains on securities:
Unrealized holding gains arising during the period	-	2,740	2,319	1,464
Less: reclassification adjustment for gains included in net income	-	-	(4,007)	-
Tax impact on unrealized gains on securities	-	(513)	301	(286)
Comprehensive earnings according to U.S. GAAP	$22,915	$33,573	$34,773	$41,651
Net earnings per share according to U.S. GAAP
Basic	$0.87	$0.25	$3.01	$1.10
Diluted	$0.80	$0.23	$2.75	$1.01

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the January 31, 2006 balance sheet are listed below:

•	Current assets would decrease by $8.7 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.2 million to record acquisition and amortization differences.

•	Future income tax assets would increase by $10.1 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

•	Other assets would decrease by $10.2 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•	Current liabilities would decrease by $10.4 million to recognize the fair value impact of the foreign currency contracts.

•	Future income tax liabilities would decrease by $5.1 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•
Other liabilities would increase by $46.4 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Long-term debt would increase by $0.3 million to record the full proceeds received from the issuance of convertible debt and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $167.9 million under U.S. GAAP for foreign currency translation, minimum pension liability and foreign currency cash flow hedges.